Form U-13-60
                   Mutual and Subsidiary Service Companies
                           Revised February 7, 1980


                                ANNUAL REPORT

                                For the Period

            Beginning January 1, 1996 and Ending December 31, 1996



                                    TO THE

                   U. S. SECURITIES AND EXCHANGE COMMISSION


                                      OF

                CONSOLIDATED NATURAL GAS SERVICE COMPANY, INC.

                         A Subsidiary Service Company




                   Date of Incorporation:  October 27, 1961


  State or Sovereign Power under which Incorporated or Organized:  Delaware



        Location of Principal Executive Offices of Reporting Company:

                                  CNG Tower
                               625 Liberty Avenue
                            Pittsburgh, PA 15222-3199


  Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                        Stephen R. McGreevy, Vice President
                           Accounting and Financial Control
                                  CNG Tower
                               625 Liberty Avenue
                           Pittsburgh, PA 15222-3199



       Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:

                       Consolidated Natural Gas Company

                     INSTRUCTIONS FOR USE OF FORM U-13-60

1. TIME OF FILING. Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2. NUMBER OF COPIES. Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

3. PERIOD COVERED BY REPORT. The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. REPORT FORMAT. Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5. MONEY AMOUNTS DISPLAYED. All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (Section 210.3-01(b)).

6. DEFICITS DISPLAYED. Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, Section 210.3-01(c)).

7. MAJOR AMENDMENTS OR CORRECTIONS. Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. DEFINITIONS. Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9. ORGANIZATION CHART. The service company shall submit with each annual report a copy of its current organization chart.

10. METHODS OF ALLOCATION. The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED. The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

12. ELECTRONIC FILERS. Electronic filers are subject to Regulation S-T and the EDGAR Filer Manual. Any rule or instruction therein shall be controlling unless otherwise specifically provided in rules or instructions pertaining to the submission of this form.

     Requirements as to multiple copies filed with the Commission do not apply to electronic format documents.

     Data that appears in tabular or columnar format shall be marked as prescribed in the EDGAR Filer Manual.

     Signatures shall be in typed form rather than manual format. See rule 13 of Regulation S-T.

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

                                                         Schedule or     Page
Description of Schedules and Accounts                   Account Number  Number

COMPARATIVE BALANCE SHEET                               Schedule I       5-6

  Service Company Property                              Schedule II      7-8
  Accumulated Provision for Depreciation and
    Amortization of Service Company Property            Schedule III      9
  Investments                                           Schedule IV      10
  Accounts Receivable from Associate Companies          Schedule V       11
  Fuel Stock Expenses Undistributed                     Schedule VI      12
  Stores Expense Undistributed                          Schedule VII     13
  Miscellaneous Current and Accrued Assets              Schedule VIII    14
  Miscellaneous Deferred Debits                         Schedule IX      15
  Research, Development, or Demonstration
    Expenditures                                        Schedule X       16
  Proprietary Capital                                   Schedule XI      17
  Long-Term Debt                                        Schedule XII     18
  Current and Accrued Liabilities                       Schedule XIII    19
  Notes to Financial Statements                         Schedule XIV    20-25

COMPARATIVE STATEMENT OF INCOME                         Schedule XV      26

  Analysis of Billing - Associate Companies             Account 457      27
  Analysis of Billing - Non associate Companies         Account 458      28
  Analysis of Charges for Service - Associate
    and Non associate Companies                         Schedule XVI     29
  Schedule of Expense by Department or
    Service Function                                    Schedule XVII   30-33
  Departmental Analysis of Salaries                     Account 920      34
  Outside Services Employed                             Account 923     35-38
  Employee Pensions and Benefits                        Account 926      39
  General Advertising Expenses                          Account 930.1    40
  Miscellaneous General Expenses                        Account 930.2    41
  Rents                                                 Account 931      42
  Taxes Other than Income Taxes                         Account 408      43
  Donations                                             Account 426.1    44
  Other Deductions                                      Account 426.5    45
  Notes to Statement of Income                          Schedule XVIII   46

LISTING OF INSTRUCTIONAL FILING REQUIREMENTS
                                                                         Page
Description of Reports or Statements                                    Number

ORGANIZATION CHART                                                        47

METHODS OF ALLOCATION                                                     48

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED               49-50

SIGNATURE                                                                 51

EXHIBIT I

EXHIBIT II

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                    SCHEDULE I - COMPARATIVE BALANCE SHEET

             Give balance sheet of the Company as of December 31
                        of the current and prior year
                                                                 As of
Account              Assets and Other Debits                  December 31
                                                           Current    Prior
                                                            1996      1995
                                                             (In Thousands)
         SERVICE COMPANY PROPERTY
  101    Service company property (Schedule II)            $ 29,501  $ 23,776
  107    Construction work in progress (Schedule II)             -         -

              Total Property                               $ 29,501  $ 23,776

  108    Less accumulated provision for depreciation
          and amortization of service company property
          (Schedule III)                                   $ 17,491  $ 15,405

              Net Service Company Property                 $ 12,010  $  8,371

         INVESTMENTS
  123    Investments in associate companies (Schedule IV)        -         -
  124    Other investments (Schedule IV)                         -         -
              Total Investments                                  -         -

         CURRENT AND ACCRUED ASSETS
  131    Cash                                              $    567  $  1,084
  134    Special deposits                                         2         2
  135    Working funds                                            2         2
  136    Temporary cash investments (Schedule IV)                -         -
  141    Notes receivable                                        -         -
  143    Accounts receivable                                    558       763
  144    Accumulated provision for uncollectible accounts        -         -
  146    Accounts receivable from associate companies
           (Schedule V and XIV-Note 6)                      532,095   376,280
  152    Fuel stock expenses undistributed (Schedule VI)         -         -
  154    Materials and supplies                                  -         -
  163    Stores expense undistributed (Schedule VII)             -         -
  165    Prepayments                                          1,294       256
  174    Miscellaneous current and accrued assets
           (Schedule VIII)                                       -         -
              Total Current and Accrued Assets             $534,518  $378,387

         DEFERRED DEBITS
  181    Unamortized debt expense                          $     -   $     -
  184    Clearing accounts                                      236        -
  186    Miscellaneous deferred debits (Schedule IX)         17,219    10,404
  188    Research, development, or demonstration
           expenditures (Schedule X)                             -         -
  190    Accumulated deferred income taxes                    5,928     3,622
              Total Deferred Debits                        $ 23,383  $ 14,026

              TOTAL ASSETS AND OTHER DEBITS                $569,911  $400,784

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                    SCHEDULE I - COMPARATIVE BALANCE SHEET

                                                                 As of
Account        Liabilities and Proprietary Capital            December 31
                                                           Current    Prior
                                                            1996      1995
                                                             (In Thousands)
         PROPRIETARY CAPITAL
  201    Common stock issued (Schedule XI)                 $     10  $     10
  211    Miscellaneous paid-in-capital (Schedule XI)             -         -
  215    Appropriated retained earnings (Schedule XI)            -         -
  216    Unappropriated retained earnings (Schedule XI)    __________________

              Total Proprietary Capital                    $     10  $     10


         LONG-TERM DEBT
  223    Advances from associate companies (Schedule XII)  $ 14,151  $ 14,391
  224    Other long-term debt (Schedule XII)                     -         -
  225    Unamortized premium on long-term debt                   -         -
  226    Unamortized discount on long-term debt-debit            -         -
                                                           __________________
              Total Long-Term Debt                         $ 14,151  $ 14,391

         CURRENT AND ACCRUED LIABILITIES
  231    Notes payable                                     $     -   $     -
  232    Accounts payable                                     9,931     5,779
  233    Notes payable to associate companies
           (Schedule XIII and XIV-Note 6)                   515,667   361,462
  234    Accounts payable to associate companies
           (Schedule XIII and XIV-Note 6)                     9,792     2,502
  236    Taxes accrued                                        1,180       764
  237    Interest accrued                                        -         -
  238    Dividends declared                                      -         -
  241    Tax collections payable                                100        54
  242    Miscellaneous current and accrued liabilities
           (Schedule XIII)                                    3,438     2,342
              Total Current and Accrued Liabilities        $540,108  $372,903

         DEFERRED CREDITS
  253    Other deferred credits                            $ 13,564  $ 12,224
  255    Accumulated deferred investment tax credits             -         -
              Total Deferred Credits                       $ 13,564  $ 12,224

  282    ACCUMULATED DEFERRED INCOME TAXES                 $  2,078  $  1,256


              TOTAL LIABILITIES AND PROPRIETARY CAPITAL    $569,911  $400,784

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                     For the Year Ended December 31, 1996
                                (In Thousands)

                    SCHEDULE II - SERVICE COMPANY PROPERTY

                       Balance At           Retirements            Balance At
                       Beginning                or        Other     Close of
    Description         of Year   Additions    Sales    Changes(1)    Year

SERVICE COMPANY
PROPERTY

Account
  301   Organization   $      1   $     -    $     -     $     -   $      1
  303   Miscellaneous
          Intangible
          Plant              -          -          -           -         -
  304   Land and Land
          Rights            111         -          -           -        111
  305   Structures and
          Improvements    4,241         29         -           -      4,270
  306   Leasehold
           Improvements   5,658         21         -           -      5,679
  307   Equipment(2)      7,873      5,151        219          -     12,805
  308   Office
           Furniture
           and Equip-
           ment           5,873        909        191          -      6,591
  309   Automobiles,
           Other
           Vehicles and
           Related
           Garage Equip-
           ment              19         25         -           -         44
  310   Aircraft and
           Airport
           Equipment         -          -          -           -         -
  311   Other Service
           Company
           Property(3)       -          -          -           -         -
            subtotal   $ 23,776   $  6,135   $    410    $     -   $ 29,501
  107   Construction
           Work in
           Progress(4)       -          -          -           -         -

            Total      $ 23,776   $  6,135   $    410    $     -   $ 29,501


(1) Provide an explanation of those changes considered material:

    Not Applicable

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                     For the Year Ended December 31, 1996
                                (In Thousands)

                           SCHEDULE II - CONTINUED

(2) Sub accounts are required for each class of equipment owned. The service company shall provide a listing by sub account of equipment additions during the year and the balance at the close of the year:

                                                                   Balance at
                                                                    Close of
             Subaccount Description                   Additions       Year

Computer Services Equipment
  Hardware                                            $   5,148     $ 11,772
  Software                                                   -           471

Typewriters, Calculators, Copiers & Duplicating               3          339

Office Services Printing and Stationery Equipment            -             9

Controller's Department Computer Software                    -           128

Auditing Department Computer Software                        -            35

Employee Benefits Department Computer Software               -            51

  TOTAL                                               $   5,151      $12,805




(3) Describe Other Service Company Property:

    Not Applicable


(4) Describe Construction Work in Progress:

    Not applicable.

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                     For the Year Ended December 31, 1996
                                (In Thousands)

                                 SCHEDULE III

                  ACCUMULATED PROVISION FOR DEPRECIATION AND
                   AMORTIZATION OF SERVICE COMPANY PROPERTY

                                  Additions               Other
                                   Charged               Changes
                       Balance At    to                    Add     Balance At
                       Beginning   Account               (Deduct)   Close of
    Description         of Year      403    Retirements     (1)       Year

Account
  301   Organization   $     -    $     -    $     -    $     -     $     -
  303   Miscellaneous
         Intangible
         Plant              -          -          -          -           -
  304   Land and Land
         Rights             -          -          -          -           -
  305   Structures and
         Improvements    1,182        123         -          -        1,305
  306   Leasehold
         Improvements    2,387        309         -          -        2,696
  307   Equipment         6,504      1,416          8         -        7,912
  308   Office
         Furniture and
         Fixtures        5,320        238         -          -        5,558
  309   Automobiles,
         Other
         Vehicles and
         Related
         Garage Equip-
         ment               12          8         -          -           20
  310   Aircraft and
         Airport
         Equipment          -          -          -          -           -
  311   Other Service
         Company
          Property           -          -          -          -           -
            TOTAL      $ 15,405   $  2,094   $      8   $     -     $ 17,491



(1)  Provide an explanation of those changes considered material:

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                     For the Year Ended December 31, 1996
                                (In Thousands)

                          SCHEDULE IV - INVESTMENTS

INSTRUCTIONS:  Complete the following schedule concerning investments.

               Under Account 124, "Other Investments", state each investment separately, with description, including, the name of issuing company, number of shares or principal amount, etc.

               Under Account 136, "Temporary Cash Investments", list each investment separately.

                                                     Balance At    Balance At
                                                      Beginning      Close
                 Description                           of Year      of Year

Account 123 - Investment in Associate Companies       $   -         $   -


Account 124 - Other Investments                           -             -


Account 136 - Temporary Cash Investments
                                                      $   -         $   -

        TOTAL                                         $   -         $   -

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                     For the Year Ended December 31, 1996
                                (In Thousands)

          SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

                                                      Beginning      Close
                 Description                           of Year      of Year
Account 146 - Accounts Receivable from Associate
              Companies
  Consolidated Natural Gas Company                    $    501      $    992
  The East Ohio Gas Company                            117,032       242,559
  The Peoples Natural Gas Company                       57,467        66,296
  CNG Transmission Corporation                           2,503         9,007
  Hope Gas, Inc.                                         2,562        12,663
  West Ohio Gas Company                                 13,833        28,139
  Consolidated System LNG Company                           11             -
  CNG Producing Company                                    464         2,514
  CNG Research Company                                       9             1
  CNG Coal Company                                           5             5
  CNG Power Company                                      1,084           147
  CNG Energy Services Corporation                      110,634        98,160
  Virginia Natural Gas, Inc.                            70,170        70,427
  CNG Storage Service Company                                4            14
  CNG Power Services Corporation                             1             4
  CNG Products & Services, Inc.                             -            252
  CNG International, Inc.                                   -            915
          TOTAL                                       $376,280      $532,095

                                                                      Total
Analysis of Convenience or Accommodation Payments:                  Payments
  Consolidated Natural Gas Company                                  $     51
  The East Ohio Gas Company                                            7,042
  The Peoples Natural Gas Company                                      3,152
  CNG Transmission Corporation                                         6,636
  Hope Gas, Inc.                                                         872
  West Ohio Gas Company                                                  274
  CNG Producing Company                                                9,286
  CNG Power Company                                                        2
  CNG Energy Services Corporation                                      1,049
  Virginia Natural Gas, Inc.                                           1,090
  CNG Power Services Corporation                                           6
  CNG Products & Services, Inc.                                          340
  CNG International, Inc.                                                 70
          TOTAL PAYMENTS                                            $ 29,870


The majority of these payments were for system insurance, system employee benefit plans, system memberships and training.

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                     For the Year Ended December 31, 1996
                                (In Thousands)

               SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.

                 Description                         Labor    Expenses  Total

Account 152 - Fuel Stock Expenses Undistributed     $  -     $  -       $  -

          TOTAL                                     $  -     $  -       $  -





Summary:

  Not Applicable

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                     For the Year Ended December 31, 1996
                                (In Thousands)

                 SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

                 Description                         Labor    Expenses  Total

Account 163 - Stores Expense Undistributed          $  -     $  -       $  -

          TOTAL                                     $  -     $  -       $  -

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                     For the Year Ended December 31, 1996
                                (In Thousands)

           SCHEDULE VIII - MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS:  Provide detail of items in this account.  Items less than
               $10,000 may be grouped, showing the number of items in each group.

                                                     Balance At    Balance At
                                                      Beginning      Close
                 Description                           of Year      of Year

Account 174 - Miscellaneous Current and
              Accrued Assets
  Interest-Federal Income Taxes                       $     -     $     -

          TOTAL                                       $     -     $     -

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                     For the Year Ended December 31, 1996
                                (In Thousands)

                 SCHEDULE IX - MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS:  Provide detail of items in this account.  Items less than
               $10,000 may be grouped by class showing the number of items in each class.

                                                     Balance At    Balance At
                                                      Beginning      Close
                 Description                           of Year      of Year

Account 186 - Miscellaneous Deferred Debits

  Prepaid Pension Costs                               $  5,491     $  8,567
  Pension Supplement Intangible Asset (Non-Qualified)    3,854        3,826
  Deferred Compensation Expense                            254        4,181
  Curtailment Gain - FAS 88                                418          418
  Pension Supplement Intangible Asset (Qualified)          312          196
  Prepaid IBM/LPC Maintenance                               55           29
  Miscellaneous                                             20            2

          TOTAL                                       $ 10,404     $ 17,219

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                     For the Year Ended December 31, 1996
                                (In Thousands)

       SCHEDULE X - RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS:  Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.


                    Description                                       Amount

Account 188 - Research, Development, or Demonstration
                Expenditures


  Transportation                                                     $   192
  Residential and Commercial Gas Utilization                               5
  Co-Firing                                                             (113)
  Industrial Gas Utilization                                             (20)
  Information                                                             (4)
            Subtotal                                                 $    60

 Amount Billed to System Companies                                       (60)
             TOTAL                                                   $   -

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                     For the Year Ended December 31, 1996

                      SCHEDULE XI - PROPRIETARY CAPITAL

                                                               Outstanding
                                Number of    Par or Stated   Close of Period
Account                          Shares          Value       No. of    Total
Number      Class of Stock      Authorized     Per Share     Shares   Amount

201       Common Stock Issued     25,000        $100.00        100    $10,000



INSTRUCTIONS:  Classify amounts in each account with brief explanation, disclosing the general nature of transactions which gave rise to the reported amounts.


                    Description                                       Amount

Account 211 - Miscellaneous Paid-In Capital                           $   -

Account 215 - Appropriated Retained Earnings                          $   -


          TOTAL                                                       $   -



INSTRUCTIONS:  Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

                             Balance At   Net Income               Balance At
                              Beginning       or       Dividends     Close
       Description             of Year      (Loss)       Paid       of Year

Account 216 - Unappropriated
               Retained
               Earnings
                               $   -      $   -      $   -        $   -
          TOTAL                $   -      $   -      $   -        $   -


                                  ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                                               For the Year Ended December 31, 1996
                                                            (In Thousands)

                                                  SCHEDULE XII - LONG-TERM DEBT

INSTRUCTIONS:  Advances from associate
               companies should be reported
               separately for advances on
               notes, and advances on open
               account.  Names of associate
               companies from which advances
               were received shall be shown
               under the class and series of
               obligation column.  For Account
               224 - Other long-term debt
               provide the name of creditor
               company or organization, terms
               of the obligation, date of
               maturity, interest rate, and the
               amount authorized and
               outstanding.

                     Terms of Oblig    Date                        Balance At                    Balance
                     Class & Series     of    Interest   Amount    Beginning          Deductions at Close
                     of Obligation   Maturity  Rate    Authorized  of Year  Additions    (1)     of Year
  Account 223 - Advances from
               Associate Companies:

               Consolidated Natural
                Gas Company         1996-2011    9.50%   $ 3,836   $ 3,596   $     -   $   240   $ 3,356
               Consolidated Natural
                Gas Company           1999      8.900%     5,000     5,000         -        -      5,000
               Consolidated Natural
                Gas Company           1998      6.200%     5,000     5,000         -        -      5,000
               Consolidated Natural
                Gas Company           2003      6.100%       795       795         -        -        795

Account 224 - Other Long-Term Debt:     -          -          -         -          -        -         -
          TOTAL                                           $14,631   $14,391   $    -   $   240   $14,151


(1) GIVE AN EXPLANATION OF DEDUCTIONS:

Current portion of Long-Term Debt moved to Account 233 - Notes Payable to Associate Companies.


      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.
                     For the Year Ended December 31, 1996
                                (In Thousands)

               SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:  Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

                                                     Balance At    Balance At
                                                      Beginning      Close
                 Description                           of Year      of Year

Account 233 - Notes Payable to Associate Companies

  Consolidated Natural Gas Company                   $220,192      $415,652
  CNG Transmission Corporation                          5,110         1,480
  Consolidated System LNG Company                       9,800        21,265
  CNG Producing Company                               101,835        54,735
  CNG Research Company                                     30            90
  CNG Coal Company                                      5,165         2,995
  CNG Power Company                                    19,105            -
  CNG Energy Services Corporation                          -         19,450
  CNG Storage Service Company                             225            -
          TOTAL                                      $361,462      $515,667


Account 234 - Accounts Payable to Associate Companies

  Consolidated Natural Gas Company                   $  1,512      $  8,579
  The East Ohio Gas Company                                43           127
  The Peoples Natural Gas Company                          47           109
  CNG Transmission Corporation                            156            60
  Hope Gas, Inc.                                            1           218
  West Ohio Gas Company                                    -              1
  Consolidated System LNG Company                         147           105
  CNG Producing Company                                   492           445
  CNG Coal Company                                         26            42
  CNG Power Company                                        76           -
  CNG Energy Services Corporation                          -             98
  Virginia Natural Gas, Inc.                                -             8
  CNG Storage Service Company                               2            -
          TOTAL                                      $  2,502      $  9,792


Account 242 - Miscellaneous Current and Accrued Liabilities

  Accrued Vacation Pay                               $  1,214      $  1,309
  Deferred Compensation                                   747           994
  Non-Qualified Pension Plans Liability                   375         1,036
  U. S. Savings Bond Deduction                              1             1
  Supplemental Pension Plans Liability                     -             98
  Miscellaneous                                             5            -
          TOTAL                                      $  2,342      $  3,438

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                     For the Year Ended December 31, 1996

                 SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS


INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies of Consolidated Natural Gas Service Company, Inc. ("the Company") are summarized in this Note.


     Property, Plant and Equipment and Depreciation

The property, plant and equipment accounts consist of investment in a Data Center including computer equipment, office furniture and equipment, leasehold improvements and other items which are stated at "original cost". Additions and betterments are charged to the property accounts at cost. Upon normal retirement of a plant asset, its cost is charged to accumulated depreciation together with costs of removal less salvage. The costs of maintenance, repairs and replacing minor items are charged principally to expense as incurred.

Depreciation and amortization are recorded over the estimated service lives of plant assets by application of straight-line or accelerated methods.


     Income Taxes

The current provision for federal income taxes of the Company is its portion of the estimated consolidated tax based on a consolidated return filed by Consolidated Natural Gas Company (Parent Company). The Company's portion has been determined pursuant to an intercompany tax allocation agreement entered into by the Parent Company and the System companies, as amended, as required by the Public Utility Holding Company Act of 1935.



2.  PENSION AND OTHER BENEFIT PROGRAMS

     Pension Program

All employees of the Company are covered under the Consolidated Natural Gas System's (the System) qualified noncontributory defined benefit pension plans. Benefits payable under the plans are based primarily on each employee's years of service, age and base salary during the five years prior to retirement. The plans are funded on an annual basis to the extent such funding is deductible

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                     For the Year Ended December 31, 1996

           SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS (Continued)


under federal income regulations. Plan assets consist primarily of equity securities, fixed income securities and insurance contracts. The System pension program also includes the payment of supplemental pension benefits to certain retirees depending on retirement dates, and the payment of benefits to certain retired executives under company-sponsored nonqualified employee benefit plans. Certain of these nonqualified benefit plans have been partially funded through contributions to a grantor trust.

Pension expense (or credit), which includes the costs of defined benefit pension plans and pension supplements, was $(1,099,000) and $(1,827,000) for the years ended December 31, 1995 and 1996, respectively. The net pension costs, which were determined by an independent actuary, are included in "Employee pensions and benefits" in the Statement of Income.

As required by SFAS No. 87, "Employers' Accounting for Pensions," the Company has recognized a liability for the unfunded accumulated benefit obligation relating to its supplemental pension benefit plans. An amount equal to the liability has also been recognized as an intangible asset. Such amounts recognized are subject to future revision based on both changes in assumptions and changes in the financial status of the supplemental pension benefit plans.


     Other Postretirement Benefits

In addition to pension plans, the Company sponsors defined benefit postretirement plans covering both salaried and hourly employees and certain dependents. The plans provide medical benefits as well as life insurance coverage. These benefits are provided through insurance companies and other providers with the annual cash outlays based on the claim experience of the related plans.

Employees who retire from the Company on or after attaining age 55 and having rendered at least 15 years of service, or employees retiring on or after attaining age 65, are eligible to receive benefits under the plans. The plans are both contributory and noncontributory, depending on age, retirement date, the plan elected by the employee, and whether the employee is covered under a collective bargaining agreement. Most of the medical plans contain cost-sharing features such as deductibles and coinsurance. For certain of the contributory medical plans, retiree contributions are adjusted annually.

As permitted, the Company elected to amortize the accumulated postretirement benefit obligation existing at January 1, 1993 (transition obligation) of $8,246,000 over a 20-year period. Net periodic postretirement benefit cost for the year ended December 31, 1995 and 1996 was $1,598,000 and $1,166,000
respectively, as determined by an independent actuary.

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                     For the Year Ended December 31, 1996

           SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS (Continued)


3.  WORKFORCE REDUCTION COSTS

During the fourth quarter of 1996 the Company recorded a provision for severance and related benefits to be paid to affected employees in conjunction with the Company's efforts to combine and streamline certain business functions. As a result, the Company recorded a charge to expense in 1996 of $1,014,000.



4.  LONG-TERM DEBT

The aggregate principal amounts of the Company's long-term debt maturing in the years 1997 through 2001 are: $239,800; $5,239,800 $5,239,800; $239,800 and
$239,800.

The notes payable to the Parent Company bear interest at rates predicated on and substantially equal to the effective cost of money to the Parent Company secured through the issuance of its debt securities.



5.  COMMITMENTS AND CONTINGENCIES

Lease arrangements of the Company are principally for office space, business machines and transportation equipment. None of these arrangements, individually or in the aggregate, are material capital leases. Rental expense, which in large part represents minimum rentals, incurred in the years 1995 and 1996 was $5,460,000 and $5,571,000, respectively, and is included in the Statement of Income. Contingent and sublease rentals were not material.
Future minimum rental payments in the aggregate amount to $51,866,000 and for the years 1997 through 2001 are: $5,151,000; $4,956,000; $4,608,000;
$4,608,000 and $4,555,000. The Company has the option to purchase equipment from International Business Machines, Inc. at fair market value of the leased property exercisable at any time.

The  approved capital budget for 1997 amounts to approximately $1,810,000.   In
this connection, the Company has entered into certain contractual commitments.

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                     For the Year Ended December 31, 1996

           SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS (Continued)


6.  MONEY POOL

Since 1986, the Parent Company and its subsidiaries have participated in the Consolidated Natural Gas System Money Pool ("Pool") which is administered by the Company on behalf of the participants. The operation of the Pool was authorized by the Securities and Exchange Commission in Public Utility Holding Company Act of 1935 Release No. 24128 (File No. 70-7258).

Participants contribute the amount of their available funds to the Pool based on cash flow projections. The short-term financing requirements of participants, with the exception of the Parent Company, are satisfied by advances from the Pool. After satisfaction of the borrowing needs of participants and after any possible prepayment of outstanding indebtedness, the Company, as agent for the Pool, invests the excess funds on a short-term basis. Participants providing funds to the Pool share in the interest earned on these investments on a basis proportionate to their investment in the Pool. Participants borrowing from the Pool pay interest generally at a rate equivalent to the effective cost of short-term borrowings to the Parent Company. Participants may withdraw their investments in the Pool at any time. Borrowings from the Pool are payable on demand, and may be prepaid at any time without premium or penalty.

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                     For the Year Ended December 31, 1996

           SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS (Continued)


At December 31, 1996, the detail of the pool was as follows:

Investment in Pool (including interest)
  Consolidated Natural Gas Company                $417,605,000
  CNG Transmission Corporation                       1,496,000
  Consolidated System LNG Company                   21,364,000
  CNG Producing Company                             54,954,000
  CNG Research                                          90,000
  CNG Coal Company                                   3,037,000
  CNG Power Company                                 17,997,000
  CNG Storage Service Company                        1,548,000

          Subtotal                                              $518,091,000


Less:
Borrowings from Pool (including interest)
  The East Ohio Gas Company                       $239,308,000
  The Peoples Natural Gas Company                   64,356,000
  CNG Transmission Corporation                       5,737,000
  Hope Gas, Inc.                                    12,173,000
  West Ohio Gas Company                             27,875,000
  CNG Power Company                                  1,206,000
  CNG Energy Services Corporation                   96,032,000
  Virginia Natural Gas, Inc.                        69,521,000   516,208,000
  Consolidated Natural Gas Service Company                         1,883,000
          Subtotal                                               518,091,000


          Total                                                 $     -


Temporary Cash Investments                                      $     -

Interest Receivable - Money Pool                                      -

          Total                                                 $     -

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                     For the Year Ended December 31, 1996

           SCHEDULE XIV - NOTES TO FINANCIAL STATEMENTS (Concluded)



6.  AFFILIATED ACCOUNTS
The amounts reported in this Form U-13-60 are on a general ledger account basis. Affiliated company receivables and payables are detailed on Schedule V, page 11, and Schedule XIII, page 19, respectively. The amounts reported in Form U5S are on a summary basis with right of offset and groupings of similar items. A reconciliation of affiliated receivables and payables at December 31, 1996, is as follows:



                                As Reported       As Reported
Affiliated Accounts             in Form U-13-60   in Form U5S     Difference

Accounts Receivable               $532,095,000    $507,032,000   $     25,063



Notes Payable                     $515,667,000           -       $515,667,000
Accounts Payable                     9,792,000           -          9,792,000
Payables to Affiliated Companies        -         $500,396,000   (500,396,000)

                                                                 $     25,063

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                 For the Years Ended December 31, 1996 and 1995
                                (In Thousands)

                 SCHEDULE XV - COMPARATIVE STATEMENT OF INCOME


                                                            Current    Prior
                            Description                      Year      Year
Account                                                      1996      1995
      INCOME

 457      Services rendered to associate companies          $60,154   $52,959
 458      Services rendered to nonassociate companies            -         -
 421      Miscellaneous income or loss                          113       254
                    Total Income                            $60,267   $53,213

      EXPENSE

 920      Salaries and wages                                $22,672   $18,260
 921      Office supplies and expenses                        5,236     4,066
 922      Administrative expense transferred - credit           (51)      (19)
 923      Outside services employed                          13,189     9,081
 924      Property insurance                                     -         -
 925      Injuries and damages                                   76        70
 926      Employee pensions and benefits                      5,286     9,004
 928      Regulatory commission expense                          -         -
 930.1    General advertising expenses                           -         -
 930.2    Miscellaneous general expenses                      1,686     1,447
 931      Rents                                               5,571     5,460
 932      Maintenance of structures and equipment               997     1,095
 403      Depreciation and amortization expense               2,497     1,557
 408      Taxes other than income taxes                       1,643     1,654
 409      Income taxes                                        1,485     1,406
 410      Provision for deferred income taxes                  (401)     (656)
 411      Provision for deferred income taxes - credit       (1,084)     (750)
 411.5    Investment tax credit                                  -         -
 419.6    Curtailment Gain - FAS 88                              -       (418)
 426.1    Donations                                              -         -
 426.5    Other deductions                                      105        30
 426.7    Curtailment Loss - FAS 106                             -        682
 427      Interest on long-term debt                             -         -
 430      Interest on debt to associate companies             1,242     1,186
 431      Other interest expense                                118        58

                    Total Expense                           $60,267   $53,213

                    Net Income or (Loss)                    $    -    $    -

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                     For the Year Ended December 31, 1996
                                (In Thousands)

                             ANALYSIS OF BILLING

                      ASSOCIATE COMPANIES - ACCOUNT 457

                                       Direct  Indirect  Compensation   Total
                                       Costs    Costs      For Use      Amount
     Name of Associate Company        Charged  Charged    of Capital    Billed
                                      457-1    457-2(A)    457-3(B)

Consolidated Natural Gas Company     $ 2,454   $1,049     $    60     $ 3,563
The East Ohio Gas Company             11,524    3,762         319      15,605
The Peoples Natural Gas Company        4,793    1,667         140       6,600
CNG Transmission Corporation           9,483    3,110         337      12,930
Hope Gas, Inc.                         1,326      465          35       1,826
West Ohio Gas Company                    685      239          19         943
Consolidated System LNG Company            5        3          -            8
CNG Producing Company                  5,795    1,911         122       7,828
CNG Research Company                      62       25           1          88
CNG Coal Company                          28       13           1          42
CNG Power Company                        193       62           4         259
CNG Energy Services Corporation        1,923      792          47       2,762
Virginia Natural Gas, Inc.             2,855      947          92       3,894
CNG Storage Service Company               20        7          -           27
CNG Power Services Corporation             4        2          -            6
CNG Products & Services, Inc.            436      198          12         646
CNG International, Inc.                2,140      934          53       3,127


(A) The amount of indirect costs
    charged of $15,186 is net of
    $113 miscellaneous income.

(B) Includes $300 which was directly
    billed to associate companies
    and $942 which was indirectly
    billed to associate companies.

          TOTAL                      $43,726   $15,186    $ 1,242     $60,154

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                     For the Year Ended December 31, 1996
                                (In Thousands)

                             ANALYSIS OF BILLING

                     NONASSOCIATE COMPANIES - ACCOUNT 458

     Name of        Direct  Indirect  Compensation           Excess     Total
   Nonassociate      Cost     Cost      For Use     Total      or      Amount
     Company       Charged  Charged    Of Capital   Cost   Deficiency  Billed
                    458-1    458-2       458-3               458-4

      None







INSTRUCTION:   Provide a brief description of the services rendered to each nonassociate company:

  Not Applicable


                                  ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                                               For the Year Ended December 31, 1996
                                                            (In Thousands)
                                          SCHEDULE XVI - ANALYSIS OF CHARGES FOR SERVICE

                                               ASSOCIATE AND NONASSOCIATE COMPANIES
                                                        Associate             Nonassociate
                                                   Company Charges         Company Charges      Total Charges for Service
                                              Direct  Indirect           Direct  Indirect       Direct  Indirect
           Description of Items                Cost     Cost    Total     Cost    Cost  Total    Cost     Cost     Total
920    Salaries and Wages                   $ 19,055 $  3,617   $22,672                          $19,055  $ 3,617   $22,672
921    Office Supplies and Expenses            4,415      821     5,236                            4,415      821     5,236
922    Administrative Expense Transferred -
           Credit                                (51)      -        (51)                             (51)      -        (51)
923    Outside Services Employed              11,120    2,069    13,189                           11,120    2,069    13,189
924    Property Insurance                         -        -       -                                  -        -         -
925    Injuries and Damages                       -        76        76                               -        76        76
926    Employee Pensions and Benefits             -     5,286     5,286                               -     5,286     5,286
928    Regulatory Commission Expense              -        -         -                                -        -         -
930.1  General Advertising Expenses               -        -         -                                -        -         -
930.2  Miscellaneous General Expenses          1,421      265     1,686                            1,421      265     1,686
931    Rents                                   4,697      874     5,571                            4,697      874     5,571
932    Maintenance of Structures and Equipment   841      156       997                              841      156       997
403    Depreciation and Amortization Expense   2,105      392     2,497                            2,105      392     2,497
408    Taxes Other than Income Taxes              53    1,590     1,643                               53    1,590     1,643
409    Income Taxes                               -     1,485     1,485                               -     1,485     1,485
410    Provision for Deferred Income Taxes        -      (401)     (401)                              -      (401)     (401)
411    Provision for Deferred Income Taxes Cr.    -    (1,084)   (1,084)                              -    (1,084)   (1,084)
411.5  Investment Tax Credit                      -        -         -                                -        -         -
419    Curtailment Gain                           -        -         -                                -        -         -
426.1  Donations                                  -        -         -                                -        -         -
426.5  Other Deductions                          105       -        105                              105       -        105
426.7  Curtailment Loss                           -        -         -                                -        -         -
427    Interest on Long-Term Debt                 -        -          -                               -        -         -
431    Other Interest Expense                     -       118       118                               -       118       118


   INSTRUCTION:  Total cost of service will equal
              for associate and nonassociate
              companies the total amount billed
              under their separate analysis of
              billing schedules.
                     TOTAL EXPENSES          $43,761  $15,264   $59,025                          $43,761  $15,264   $59,025

Compensation for Use of Equity Capital
 430    Interest on Debt to Associate
           Companies                                              1,242                                               1,242

                    TOTAL COST OF SERVICE                       $60,267                                             $60,267


                                                            29

                                  ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                                               For the Year Ended December 31, 1996
                                                            (In Thousands)

                                         SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION
                                                                BY
                                                  DEPARTMENT OR SERVICE FUNCTION
                                                                                                              External
                                                                                                               Affairs
                             Total             Executive  Corp.     Legal      Network               Legal    & Policy
   Description of Items     Amount   Overhead   Office   Commun. Washington   Services Secretary's   Pgh.   Development
920    Salaries and Wages    $22,672  $    -    $ 3,539 $   576    $   724   $   306    $   251    $ 1,221    $1,040
921    Office Supplies and
           Expenses            5,236      224       366     103        143       238         38        245       240
922    Administrative
           Expense Trans-
           ferred Credit         (51)      -         -       -          -         -          -          -         -
923    Outside Services
           Employed           13,189      127     2,218     243         25     1,574         97        977       342
924    Property Insurance         -        -         -       -          -         -          -          -         -
925    Injuries and Damage        76       76        -       -          -         -          -          -         -
926    Employee Pensions
           and Benefits        5,286    5,286        -       -          -         -          -          -         -
928    Regulatory Commis-
           sion Expense           -        -         -       -          -         -          -          -         -
930.1  General Advertising
           Expense                -        -         -        -         -         -          -          -         -
930.2  Miscellaneous
           General Expenses    1,686       (3)       71     488          4         1        567          7        99
931    Rents                   5,571       -        483      98        230       279         62        179       336
932    Maintenance of
           Structures and
           Equipment             997       -         12       2          9        34         -           8         8
403    Depreciation and
           Amortization
           Expense             2,497       -         48      22         31       257          7         28        39
408    Taxes Other Than
           Income Taxes        1,643    1,590        -       -          -         -          -          -         -
409    Income Taxes            1,485    1,485        -       -          -         -          -          -         -
410    Provision for
           Deferred Income
           Taxes                (401)    (401)       -       -          -         -          -          -         -
411    Provision for
           Deferred Income
           Taxes - Credit     (1,084)  (1,084)       -       -          -         -          -          -         -
411.5  Investment Tax
           Credit                 -        -         -       -          -         -          -          -         -
419    Curtailment Gain           -        -         -       -          -         -          -          -         -
426.1  Donations                  -        -         -       -          -         -          -          -         -
426.5  Other Deductions          105       -         26      -          1         -           2          2        55
426.75 Curtailment Loss                              -       -          -         -          -          -         -
427    Interest on Long
           Term Debt              -        -         -       -          -         -          -          -         -
430    Interest on Debt
           to Associate
           Companies           1,242      942        -       -          -         -          -          -         -
431    Other Interest
           Expense               118      118        -       -          -         -          -          -         -

            TOTAL EXPENSES   $60,267   $8,360   $ 6,673 $ 1,532    $ 1,167   $ 2,689    $ 1,024    $ 2,667   $ 2,159


                                                               30

                                  ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                                               For the Year Ended December 31, 1996
                                                            (In Thousands)

                                         SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION
                                                                BY
                                                  DEPARTMENT OR SERVICE FUNCTION

                                                Information   Internal     Human     Employee
  Description of Items           Controller's   Technology    Auditing   Resources   Benefits  Treasurer's     Tax
920    Salaries and Wages          $  1,516      $  3,690      $ 1,033   $ 1,198   $  1,188     $ 1,065      $   992
921    Office Supplies and
           Expenses                      74         1,381          127       237        170         186           64
922    Administrative
           Expense Trans-
           ferred Credit                176          (676)           6        27        260         147            2
923    Outside Services
           Employed                      35         2,257            7       269      1,074          32           27
924    Property Insurance                -             -            -         -          -           -            -
925    Injuries and Damages              -             -            -         -          -           -            -
926    Employee Pensions
           and Benefits                  -             -            -         -          -           -            -
928    Regulatory Commis-
           sion Expense                  -             -            -         -          -           -            -
930.1  General Advertising
           Expense                       -             -            -         -          -           -            -
930.2  Miscellaneous
           General Expenses              21            13           16        36          6           6            1
931    Rents                            251           599           92       175        234         198          113
932    Maintenance of
           Structures and
           Equipment                      1           685            1         3         15           6            3
403    Depreciation and
           Amortization
           Expense                       30         1,254           26        24         54          27           13
408    Taxes Other Than
           Income Taxes                  -             51           -         -          -           -            -
409    Income Taxes                      -             -            -         -          -           -            -
410    Provision for
           Deferred Income
           Taxes                         -             -            -         -          -           -            -
411    Provision for
           Deferred Income
           Taxes - Credit                -             -            -         -          -           -            -
411.5  Investment Tax
           Credit                        -             -            -         -          -           -            -
419    Curtailment Gain                  -             -            -         -          -           -            -
426.1  Donations                         -             -            -         -          -           -            -
426.5  Other Deductions                  -             -            -          4         -            9           -
426.75 Curtailment Loss                  -             -            -         -          -           -            -
427    Interest on Long-
           Term Debt                     -             -            -         -          -           -            -
430    Interest on Debt
           to Associate
           Companies                     -            300           -         -          -           -            -
431    Other Interest
           Expense                       -             -            -         -          -           -            -


            TOTAL EXPENSES         $  2,104      $  9,554      $ 1,308   $ 1,973   $  3,001     $ 1,676      $ 1,215


                                                              31

                     ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                                  For the Year Ended December 31, 1996
                                               (In Thousands)

                            SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION
                                                   BY
                                     DEPARTMENT OR SERVICE FUNCTION

                                        Strategic            Business &                         Intl.
                                 Risk   Financial  Corporate Operations Library Distribution  Business
   Description of Items      Management Planning   Planning  Services Services   Services     Develop. Research
920    Salaries and Wages     $   151   $   302    $   505    $   673   $    95    $   438   $   797    $   21
921    Office Supplies and
           Expenses                19        17         24         69        58         79       593         9
922    Administrative
           Expense Trans-
           ferred Credit            7        -          -          -         -          -         -         -
923    Outside Services
           Employed                40         1        120         23       104         41       381        60
924    Property Insurance          -         -          -          -         -          -         -         -
925    Injuries and Damages        -         -          -          -         -          -         -         -
926    Employee Pensions
           and Benefits            -         -          -          -         -          -         -         -
928    Regulatory Commis-
           sion Expense            -         -          -          -         -          -         -         -
930.1  General Advertising
           Expense                 -         -          -          -         -          -         -         -
930.2  Miscellaneous
           General Expenses         1        -          13         45        -           5        98        -
931    Rents                       50        42         85         73        31         62        40         3
932    Maintenance of
           Structures and
           Equipment                -        -          -           4        -          19         1        -
403    Depreciation and
           Amortization
           Expense                 11         5         12         17        26         45         7         4
408    Taxes Other Than
           Income Taxes            -         -          -          -          2         -         -         -
409    Income Taxes                -         -          -          -         -          -         -         -
410    Provision for
           Deferred Income
           Taxes                   -         -          -          -         -          -         -         -
411    Provision for
           Deferred Income
           Taxes - Credit          -         -          -          -         -          -         -         -
411.5  Investment Tax
           Credit                  -         -          -          -         -          -         -         -
419    Curtailment Gain            -         -          -          -         -          -         -         -
426.1  Donations                   -         -          -          -         -          -         -         -
426.5  Other Deductions            -         -          -          -         -           4         2        -
426.75 Curtailment Loss            -         -          -          -         -          -         -         -
427    Interest on Long-
           Term Debt               -         -          -          -         -          -         -         -
430    Interest on Debt
           to Associate
           Companies               -         -          -          -         -          -         -         -
431    Other Interest
           Expense                 -         -          -          -         -          -         -         -

            TOTAL EXPENSES    $   279   $   367     $  759    $   904    $  316    $   693  $  1,919    $   97

                                                        32

                     ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                                  For the Year Ended December 31, 1996
                                                (In Thousands)

                            SCHEDULE XVII - SCHEDULE OF EXPENSE DISTRIBUTION
                                                   BY
                                     DEPARTMENT OR SERVICE FUNCTION
                               Investor      Asset       Facility  Residential   Common     New York  Facility
    Description of Items       Relations   Management   Operations   Services Fin Systems    Office   Services

920    Salaries and Wages     $    284    $    167    $    126     $    239   $    398   $     45    $     92
921    Office Supplies and
           Expenses                108           4           9           27        193         25         166
922    Administrative
           Expense Trans-
           ferred Credit            -           -           -            -          -          -           -
923    Outside Services
           Employed                103          -            2            5         -          -          179
924    Property Insurance           -           -           -            -       2,916         -           -
925    Injuries and Damages         -           -           -            -          -          -           -
926    Employee Pensions
           and Benefits             -           -           -            -          -          -           -
928    Regulatory Commis-
           sion Expense             -           -           -            -          -          -           -
930.1  General Advertising
           Expense                  -           -           -            -          -          -           -
930.2  Miscellaneous
           General Expenses        168          -           -            -          18          6          (1)
931    Rents                        50          11          54           42        195        124       1,380
932    Maintenance of
           Structures and
           Equipment                 1          -            1            7         13         -          164
403    Depreciation and
           Amortization
           Expense                   5           1           8            5        286         11         194
408    Taxes Other Than
           Income Taxes             -           -           -            -          -          -           -
409    Income Taxes                 -           -           -            -          -          -           -
410    Provision for
           Deferred Income
           Taxes                    -           -           -            -          -          -           -
411    Provision for
           Deferred Income
           Taxes - Credit           -           -           -            -          -          -           -
411.5  Investment Tax
           Credit                   -           -           -            -          -          -           -
419    Curtailment Gain             -           -           -            -          -          -           -
426.1  Donations                    -           -           -            -          -          -           -
426.5  Other Deductions             -           -           -            -          -          -           -
426.75 Curtailment Loss             -           -           -            -          -          -           -
427    Interest on Long-
           Term Debt                -           -           -            -          -          -           -
430    Interest on Debt
           to Associate
           Companies                -           -           -            -          -          -           -
431    Other Interest
           Expense                  -           -           -            -          -          -           -

              TOTAL EXPENSES  $    719    $    183    $    200     $    325   $  4,019   $     211   $  2,174

                                              33

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company,  Inc.

                     For the Year Ended December 31, 1996
                                (In Thousands)

               DEPARTMENTAL ANALYSIS OF SALARIES - ACCOUNT 920

                              Departmental Salary Expense         Number of
   Name of Department         Included in Amounts Billed To       Personnel
Indicate each department   Total     Parent     Other      Non     End of
or service function.     Amount(A)  Company  Associates Associates  Year

Executive Office          $ 3,539   $   453   $ 3,086    $   -        9
Corporate Communications      576        30       546                 9
Legal - Washington            724        13       711                 7
Network Services              306        -        306                 6
Secretary's                   251       116       135                 4
Legal - Pittsburgh          1,221        47     1,174                11
External Affairs &
    Policy Development      1,040       181       859                10
Controller's                1,516       130     1,386                23
Information Technology      3,690        -      3,690                76
Internal Auditing           1,033         1     1,032                18
Human Resources             1,198        26     1,172                12
Employee Benefits           1,188         2     1,186                21
Treasurer's                 1,065        49     1,016                19
Tax                           992       139       853                 7
Risk Management               151         1       150                 3
Strategic Financial
  Planning                    302       258        44                 4
Corporate Planning            505         4       501                 5
Business & Operations
  Services                    673         5       668                 5
Library Services               95        -         95                 2
Distribution Services         438         4       434                 2
International
  Business Development        797        14       783                 4
Research                       21         8        13                -
Investor Relations            284        12       272                 3
Asset Management              167         1       166                 1
Facility Operations           126        -        126                 3
Residential Services          239        -        239                 6
Common Financial Systems      398        -        398                 2
New York Office                45        -         45                 1
Facility Services              92        -         92                 3
          TOTAL           $22,672   $ 1,494   $21,178    $   -      276


(A) Excludes Vacation, Holiday and Other Paid Absences which are included in Account 926, Page 39.

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                     For the Year Ended December 31, 1996
                                (In Thousands)

                   OUTSIDE SERVICES EMPLOYED - ACCOUNT 923

INSTRUCTIONS:  Provide a breakdown by subaccount of outside services employed.
               If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.
                                                       Relationship
                                                       "A"=Associate
                                                         "NA"=Non
    From Whom Purchased           Description          Associate   Amount


Legal Services:

  Buchanan Ingersoll, P.C.      Legal Services               NA   $   407


  Cahill, Gordon &              Legal Services               NA       190
  Reindel, P.C.


  Reid & Priest L.L.P.          Legal Services               NA       103



  Miscellaneous (19 items
     less than $100,000)              -                      NA       252
          TOTAL                                                   $   952


Tax Services:

  Miscellaneous (4 items
     less than $100,000)              -                      NA        25
          TOTAL                                                   $    25


Auditing Services:

  Miscellaneous (1 item
     less than $100,000)        Audit Services               NA        38
          TOTAL                                                   $    38

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.
                     For the Year Ended December 31, 1996
                                (In Thousands)

             OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (Continued)
                                                       Relationship
                                                       "A"=Associate
                                                         "NA"=Non

    From Whom Purchased           Description         Associate    Amount

Other Special Services:

  McKinsey & Company, Inc.      Management Consultants       NA   $ 2,037


  Deloitte & Touche LLP         Computer Consultants/        NA     1,963
                                Services


  I-Net, Inc.                   Computer Consultants/        NA     1,529
                                Services


  Towers Perrin, Inc.           Human Resources,             NA     1,095
                                Compensation & Benefits


  International Business        Computer Consultants/        NA       790
  Machines Corporation          Services


  Oracle Corporation            Computer Consultants/        NA       742
                                Services


  BMC Software Inc.             Computer Consultants/        NA       212
                                Services


  Peoples Natural Gas           Mailroom, Medical & HR       A        209
                                Services


  National Fuel Gas             Gov't & Public Affairs       NA       162
  Distribution Corporation      Consultants


  Pancoast Temporary            Employment Services          NA       145
  Services, Inc.


  PeopleSoft, Inc.              Computer Consultants         NA       145

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.
                     For the Year Ended December 31, 1996
                                (In Thousands)

             OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (Continued)
                                                       Relationship
                                                       "A"=Associate
                                                         "NA"=Non

    From Whom Purchased           Description         Associate    Amount

Other Special Services (Cont.):

  Implementation Management     Management Consultants       NA   $   138
  Associates, Inc.


  CNG Producing Company         Oracle Unix Services &       A        133
                                Other Misc. Services


  Computer Associates           Computer Consultants/        NA       119
  International, Inc.           Services


  Miz Data Systems, Inc.        Computer Consultants/        NA       115
                                Services


  Northeastern Executive        Employment Services          NA       111
  Group, Inc.


  Miscellaneous (3 items
     less than $100,000)              -                      A         82


  Miscellaneous (233 items
    less than $100,000)              -                      NA     2,387

          TOTAL                                                  $12,114


Research Services:

  Blue Bird Body Co.            Natural Gas Vehicle           NA      200
                                Project

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.
                     For the Year Ended December 31, 1996
                                (In Thousands)

             OUTSIDE SERVICES EMPLOYED - ACCOUNT 923 (Continued)
                                                       Relationship
                                                       "A"=Associate
                                                         "NA"=Non

    From Whom Purchased           Description         Associate    Amount


Research Services (Cont.):

 Miscellaneous (1 item               -
    less than $100,000)                                     A   $    18


  Miscellaneous (2 items
    less than $100,000               -                      NA       57


  Gas Research Institute        Project Cost Sharing         NA     (172)


 Miscellaneous Credits (3 items
    less than $100,000)              -                      NA      (43)

          TOTAL                                                  $    60

          GRAND TOTAL                                            $13,189

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                     For the Year Ended December 31, 1996
                                (In Thousands)

                 EMPLOYEE PENSIONS AND BENEFITS - ACCOUNT 926

INSTRUCTIONS:  Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

                 Description                                         Amount

Medical Insurance                                                 $ 1,307

Vacation                                                            1,298

Workforce Reduction                                                 1,134

Alternate Thrift Trust                                                938

Holiday                                                               822

Workmen's Compensation Insurance                                      253

Flex Dollars                                                          249

Disability Benefits                                                   240

Contributory Group Life Insurance                                     215

Survivor Benefit Insurance                                            172

Miscellaneous Welfare Expense                                         134

Flex Benefit Administration Fees                                      104

Other Paid Absences                                                    91

Educational Refunds                                                    73

Dental Insurance                                                       53

Employee Medical Programs                                              30

Pension Expense                                                    (1,827)

          TOTAL                                                   $ 5,286

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                     For the Year Ended December 31, 1996
                                (In Thousands)

                 GENERAL ADVERTISING EXPENSES - ACCOUNT 930.1

INSTRUCTIONS:  Provide a listing of the amount included in Account 930.1,
               "General Advertising Expenses", classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.


       Description              Name of Payee                     Amount


                                                                  $   -

          TOTAL                                                   $   -

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                     For the Year Ended December 31, 1996
                                (In Thousands)

                MISCELLANEOUS GENERAL EXPENSES - ACCOUNT 930.2

INSTRUCTIONS:  Provide a listing of the amount included in Account 930.2,
               "Miscellaneous General Expenses", classifying such expenses according to their nature. Payments and expenses permitted by
               Section 321 (b) (2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. Section 441 (b)
               (2)) shall be separately classified.


       Description                                               Amount

Annual Shareholders Report                                      $   426
Other Miscellaneous Expenses                                        284
Transfer Agent Expenses                                             258
Other Shareholder Reports                                           170
Miscellaneous Expenses - Business Meeting/Group Meals               160
Security Analyst Meeting Expenses                                   133
Debenture Trustee Expenses                                           71
Stock Listing Fees                                                   68
Proxy Solicitation Expenses                                          46
Other Shareholder Expenses                                           40
Dividend Disbursing & Reinvesting Expenses                           30

          TOTAL                                                 $ 1,686

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                     For the Year Ended December 31, 1996
                                (In Thousands)

                             RENTS - ACCOUNT 931

INSTRUCTIONS:  Provide a listing of the amount included in Account 931,
               "Rents", classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

        Type of Property                                            Amount

Office Rents                                                       $ 4,759

Office Equipment Rental - Computer                                     185

Office Equipment Rental - Other                                         87

Automobile Rental                                                      142

Miscellaneous Rents                                                    398

          TOTAL                                                    $ 5,571

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                     For the Year Ended December 31, 1996
                                (In Thousands)

                 TAXES OTHER THAN INCOME TAXES - ACCOUNT 408

INSTRUCTIONS:  Provide an analysis of Account 408, "Taxes Other Than Income
               Taxes".  Separate the analysis into two groups:  (1) other than
               U. S. Government taxes, and (2) U. S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

                   Kind of Tax                                      Amount

(A) Other Than U. S. Government Taxes
      State Unemployment Tax                                        $    93
      Pittsburgh Business Privilege Tax                                  53
      Ohio Real & Personal Property Taxes                                53
      Other Franchise Tax                                                26
      Ohio Franchise Tax                                                 15
      District of Columbia Personal Property Tax                          9
      New York Commercial Rent - Occupancy Tax                            5
      District of Columbia Franchise Tax                                  2
      Other Miscellaneous Taxes                                           2
      New York State Franchise Tax                                        1


              SUBTOTAL                                              $   259

(B) U. S. Government Taxes
      Federal Social Security Tax                                   $ 1,326
      Federal Unemployment Tax                                           58

              SUBTOTAL                                              $ 1,384

                TOTAL                                               $ 1,643

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                     For the Year Ended December 31, 1996
                                (In Thousands)

                          DONATIONS - ACCOUNT 426.1

INSTRUCTIONS:  Provide a listing of the amount included in Account 426.1,
               "Donations", classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

     Name of Recipient            Purpose of Donation               Amount



          TOTAL                                                     $   -

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                     For the Year Ended December 31, 1996
                                (In Thousands)

                        OTHER DEDUCTIONS - ACCOUNT 426.5

INSTRUCTIONS:  Provide a listing of the amount included in Account 426.5,
               "Other Deductions", classifying such expenses according to their nature.

      Description                Name of Payee                       Amount

Miscellaneous (175 Items)                                            $  105

          TOTAL                                                      $  105

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.

                     For the Year Ended December 31, 1996

                 SCHEDULE XVIII - NOTES TO STATEMENT OF INCOME

INSTRUCTIONS:  The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.



         See Notes to Financial Statements, Schedule XIV, page 20-25.

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.


                          ORGANIZATION CHART - 1996


                        See Exhibit I filed herewith.

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.


                            METHODS OF ALLOCATION


                        See Exhibit II filed herewith.

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.
                                (In Thousands)
                    For the Year Ended December 31, 1996

          ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

                                      Total Annual
                                         Direct                  Allocation
                                       Billing of                 of Direct
            Company              Information Services  Percent     Interest

Consolidated Natural Gas Company         $    -            *         $   *

The East Ohio Gas Company                  2,922           35%          106

The Peoples Natural Gas Company            1,252           15%           46

CNG Transmission Corporation               2,197           27%           80

Hope Gas, Inc.                               228            3%            8

West Ohio Gas Company                        139            2%            5

Consolidated System LNG Company               -            *             *

CNG Producing Company                        358            4%           13

CNG Research Company                          -            *             *

CNG Coal Company                              -            *             *

CNG Power Company                              3           -             -

CNG Energy Services Corporation               55            1%            2

Virginia Natural Gas, Inc.                 1,082           13%           39

CNG Storage Service Company                   -            -             -

CNG Power Services Corporation                -            *             *

CNG Products & Services, Inc.                 16           -              1

CNG International, Inc.                       -            -             -
          TOTAL                          $ 8,252          100%        $ 300


*These System Companies were excluded from allocation since there were no direct charges for Corporate Information Services Department.

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.
                                (In Thousands)
                    For The Year Ended December 31, 1996

          ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED
                                 (Continued)

                             Total Annual            Allocation      Total
                            Indirect Costs          of Indirect  Allocation
         Company                Billed     Percent    Interest  of Interest

Consolidated Natural Gas
  Company                      $  1,109         7%     $    60     $     60

The East Ohio Gas Company         3,975        25%         213          319

The Peoples Natural Gas
  Company                         1,761        11%          94          140

CNG Transmission Corporation      3,367        21%         257          337

Hope Gas, Inc.                      491         3%          27           35

West Ohio Gas Company               253         2%          14           19

Consolidated System LNG
  Company                             3        -            -            -

CNG Producing Company             2,020        13%         109          122

CNG Research Company                 26        -             1            1

CNG Coal Company                     14        -             1            1

CNG Power Company                    66        -             4            4

CNG Energy Services Corporation     837         5%          45           47

Virginia Natural Gas, Inc.        1,000         6%          53           92

CNG Storage Service Company           7        -            -            -

CNG Power Services Corporation        2        -            -            -

CNG Products & Services, Inc.       210         1%          11           12

CNG International, Inc.             987         6%          53           53

     TOTAL                     $ 16,128       100%     $   942     $  1,242

      ANNUAL REPORT OF:  Consolidated Natural Gas Service Company, Inc.



                               SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of

1935 and the rules and regulations of the Securities and Exchange

Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.




                            Consolidated Natural Gas Service Company, Inc.
                                        (Name of Reporting Company)


                            By:  Stephen R. McGreevy
                                    (Signature of Signing Officer)




                            Stephen R. McGreevy, Vice President
                            Accounting and Financial Control
                            (Printed Name and Title of Signing Officer)






Date:  April 29, 1997